UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
FOR IMMEDIATE RELEASE

April 27, 2018

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS
VANCOUVER, BRITISH COLUMBIA (April 27, 2018) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on April 26, 2018 in Vancouver, British Columbia.
A total of 70,682,821 common shares were voted at the meeting, representing 84.4% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Bruce Aitken	68,827,736	99.67	228,850	0.33
Douglas Arnell	68,602,659	99.34	453,927	0.66
Howard Balloch	65,418,784	94.73	3,637,802	5.27
Phillip Cook	68,614,830	99.36	441,756	0.64
John Floren	68,903,063	99.78	153,523	0.22
Thomas Hamilton	68,834,678	99.68	221,908	0.32
Robert Kostelnik	68,620,949	99.37	435,637	0.63
Douglas Mahaffy	68,616,809	99.36	439,777	0.64
Janice Rennie	66,028,900	95.62	3,027,686	4.38
Margaret Walker	69,010,326	99.93	46,260	0.07
Benita Warmbold	68,950,671	99.85	105,915	0.15
Shareholders also voted over 96% in favour of the advisory resolution accepting the Company’s approach to executive compensation as disclosed in the Information Circular dated March 2, 2018.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

- end -

Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 27, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary